 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Ben Gurion St, Ramat Gan, Israel 52573
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

Attached hereto is a copy of the Registrant’s press release dated November 3, 2010, reporting the results for the three months ended September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Top Image Systems Ltd.

Date: November 3, 2010	By:	/s/ Ido Schechter
Ido Schechter
Chief Executive Officer

Top Image Systems Reports Financial Results for the Third Quarter of 2010

Seventh Consecutive Quarter of Positive Operating Profit;
Adjusted EBITDA Increased 47% Year-over-Year;
Non-GAAP Net Income Up 59% Year-over-Year; Non-GAAP Earnings per Share of $0.09

TEL AVIV, Israel, November 3, 2010 -- Top Image Systems, Ltd. (TIS) (NASDAQ: TISA) (TASE:TISA), the leading ECM (Enterprise Content Management) innovator of intelligent document recognition, today announced its financial results for the third quarter ended September 30, 2010.

Third Quarter Year-over-Year Highlights include:

•	Non-GAAP net income of $0.95 million or $0.09 per diluted share, compared to $0.60 million or $0.05 per diluted share;
•	Operating income of $0.50 million, compared to $0.30 million;
•	Positive cash flow from operations of $1.10 million, compared to $0.25 million;
•	Adjusted EBITDA of $1.0 million compared to $0.70 million;
•	Adjusted EBITDA margin of 19% compared to 12%;
•	Non-GAAP operating income of $0.50 million, compared to $0.37 million;
•	Net income (GAAP) of $0.43 million, compared to $0.15 million loss;

2010 Nine Month Highlights include:

•	Operating income (GAAP) reached $1.42 million compared to $0.93 million for the same period in 2009;
•	Gross margin of 61%, same as in the year ago period;
•	Non-GAAP net income was $1.60 million or $0.15 per diluted share compared to $1.10 million or $0.10 per diluted share for the same period in 2009;

“Our financial results for the third quarter mark our seventh consecutive quarter of operating income and positive net income. Adjusted EBITDA also increased 47% year-over-year, with adjusted EBITDA margin reaching 19%. Our revenues increased on a sequential basis and our cash flow increased to $1.1 million for the quarter,” stated Dr. Ido Schechter, CEO of TIS.  “During the quarter, we devoted our resources to driving sales in defined vertical markets, as well as mailroom projects.  Through our various partnerships, our eFLOW platform has been chosen to replace existing competing systems in ECM (Enterprise Content Management) solutions projects. We are confident that with our solid pipeline and efforts to gain greater brand recognition as the partner of choice for large scale projects, we will continue to experience traction in our business.

As a result, we have greater visibility in our business and now are able to provide an annual guideline for investors to better understand our business and follow our progress. For 2010, TIS expects revenues to be between $21.5 and $21.8 million and non-GAAP operating income between $2.0 and $2.2 million,” Dr. Schechter concluded
Third Quarter 2010 Results

Revenues for the third quarter of 2010 were $5.4 million compared to $5.2 million for the second quarter of 2010 and $5.9 million for the third quarter of 2009.  Adjusted EBITDA for the third quarter of 2010 reached $1.0 million, compared to adjusted EBITDA of $0.40 million in the second quarter of 2010 and $0.70 million in the third quarter of 2009. As a percentage of sales, adjusted EBITDA margin increased to 19% from 12% in the year ago period.

Non-GAAP net income for the third quarter of 2010 totaled $0.95 million or $0.09 per diluted share, compared to non-GAAP net income of $0.35 million for the second quarter of 2010, or $0.03 per diluted share and $0.60 million for the third quarter of 2009 or $0.05 per diluted share.  Non-GAAP operating income was $0.50 million for the third quarter of 2010, compared to $0.58 million in the second quarter of 2010 and $0.37 million in the same period a year ago.

Net income on a GAAP basis was $0.43 million, or $0.04 per diluted share, for the third quarter of 2010 compared to a net income on a GAAP basis of $1.1 million, or $0.10 per diluted share, for the second quarter of 2010, and a GAAP net loss of $0.15 million, or ($0.02) per diluted share, for the third quarter of 2009.  GAAP operating income was $0.50 million for the third quarter of 2010 compared to $0.57 million in the second quarter of 2010 and $0.30 million for the same period in 2009.

Gross margin reached 59%, compared to 62% gross margin for the second quarter of 2010 and 63% in the third quarter of 2009.

During the third quarter of 2010, TIS generated $1.1 million in cash from operating activities compared to $0.70 million in the previous quarter and $0.25 million for the third quarter of 2009.

Non-GAAP financial measures

The release includes non-GAAP financial measures, including, non-GAAP operating income (which excludes amortization of intangible assets related to acquisition, stock-based compensation expense and employee ESOP related costs) non-GAAP net income (which excludes amortization of intangible assets related to acquisition, stock-based compensation expense, employee ESOP related costs and change in fair value of convertible debentures) and non-GAAP net income (loss) per share (which excludes interest expenses on convertible debentures used as diluted adjustment), and adjusted EBITDA (which excludes interest expenses, taxes on income, depreciation and amortization expenses, non-cash stock based compensation expenses, and changes in fair value of our convertible debentures).

The presentation of these non-GAAP financial measures should be considered in addition to TIS' GAAP results provided in the attached financial statements for the third quarter ended September 30, 2010, which include a reconciliation of each non-GAAP financial measure to its most directly comparable GAAP financial measure, and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. TIS' management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains that may not be indicative of TIS' core business operating results. TIS believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing TIS' performance. These non-GAAP financial measures also facilitate comparisons to TIS' historical performance and its competitors' operating results. TIS' includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the tables entitled "Reconciliation of GAAP to Non-GAAP results", and “Reconciliation of Net Income to adjusted EBITDA.”

Conference Call

The Company will be holding a conference call today, November 3rd, 2010, at 10:00am ET (7:00am Pacific Time, 4:00pm Israel Time) to review the third quarter results.
Dr. Ido Schechter, CEO of TIS, will be on-line to discuss these results and take part in a question and answer session. To participate, please call one of the following teleconferencing numbers at least 5 minutes before the conference call commences.

U.S. Dial-in Number: 1-888-281-1167
ISRAEL Dial-in Number: 03-9180644
INTERNATIONAL Dial-in Number: +972 3 9180644

At:
10:00am Eastern Time
7:00am Pacific Time
4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Top Image Systems' website at: www.topimagesystems.com

About Top Image Systems

Top Image Systems is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS' eFLOW Unified Content Platform is a common platform for the company's solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company's website http://www.TopImageSystems.com for more information.

The Top Image Systems logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4212

Caution Concerning Forward-Looking Statements

Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results expressed or implied in those forward looking statements. Words such as "will," "expects," "anticipates," "estimates," and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development, approval and introduction plans and schedules, rapid technological change, customer acceptance of new products, the impact of competitive products and pricing, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, litigation, general economic conditions and other risk factors detailed in the Company's most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

* * *

Company Contact

Dana Rubin
Director of Corporate Marketing and Investor Relations
dana.rubin@topimagesystems.com
+972 37679114

KCSA
Marybeth Csaby / Phil Carlson
212-896-1276 / 1233
mcsaby@kcsa.com / pcarlson@kcsa.com

Top Image Systems Ltd.
Consolidated Balance Sheet as of

	September 30,	December 31,
	2010	2009
	In thousands
	Unaudited	Audited
Assets

Current assets:
Cash and cash equivalents	$3,652	$2,866
Restricted cash	148	613
Trade receivables and Unbilled receivables, net	6,144	6,081
Other receivable and prepaid expenses	622	707

Total current assets	10,566	10,267

Long term assets:
Severance pay funds	1,110	1,104
Long-term deposits and long-term assets	242	246
Property and equipment, net	464	509
Intangible assets, net	68	104
Goodwill	5,927	5,937

Total long-term assets	7,811	7,900
Total assets	$18,377	$18,167

Liabilities and Shareholders' Equity

Current liabilities:
Short-term bank loans	$-	$109
Current maturity of convertible debentures	1,003	1,936
Trade payables	635	684
Deferred revenues	2,316	1,321
Accrued expenses and other accounts payable	1,915	2,358

Total current liabilities	5,869	6,408

Long-term liabilities:
Convertible debentures	5,961	5,362
Accrued severance pay	1,351	1,367

Total long-term liabilities	7,312	6,729

Total liabilities	13,181	13,137

Shareholders' equity	5,196	5,030

Total liabilities and shareholders' equity	$18,377	$18,167

Top Image Systems Ltd.
Statements of Operations for the

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	In thousands, except per share data
	Unaudited

Revenues	$5,435	$5,869	$15,933	$17,636

Cost of revenues	2,242	2,187	6,248	6,912

Gross profit	3,193	3,682	9,685	10,724

Expenses

Research and development costs	396	383	1,225	1,151
Selling and marketing	1,397	1,816	4,274	5,319
General and administrative	898	1,178	2,763	3,325

	2,691	3,377	8,262	9,795

Operating income	502	305	1,423	929

Financing income (expenses), net	(63)	(457)	(1,005)	(4,125)

Income (loss) before taxes on income	439	(152)	418	(3,196)

Taxes on Income	(4)	1	(5)	(2)

Other expenses, net	(1)	-	(7)	(7)

Income from discontinued operation	-	-	-	13

Equity in loss of affiliates companies	-	-	-	(39)

Net income (loss) for the period	$434	$(151)	$406	$(3,231)

Earnings per Share
Basic

Income (loss) from continuing operations	0.05	(0.02)	0.04	(0.35)

Income (loss) per share - basic	$0.05	$(0.02)	$0.04	$(0.35)

Weighted average number of shares used in computation of basic net income (loss) per share	9,401	9,326	9,386	9,321

Diluted

Income (loss) from continuing operations	0.04	(0.02)	0.04	(0.35)
Income from discontinued operation	-	-	-	-

Income (loss) per share - Diluted	$0.04	$(0.02)	$0.04	$(0.35)
Weighted average number of shares used in computation of diluted net earnings (loss) per share	11,040	9,326	11,136	9,321

Reconciliation of GAAP to Non-GAAP results:

	Three months ended	Three months ended	Nine months ended	Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2010	2009	2010	2009
	In thousands, except per share data

GAAP operating income	$502	$305	$1,423	$929
Stock-based compensation expenses	-	-	79	-
Employees ESOP related costs	-	3	-	8
Amortization of intangible assets related to acquisition	11	61	33	232
Non- GAAP operating income	$513	$369	$1,535	$1,169

Net income (loss) for the period	$434	$(151)	$406	$(3,231)
Stock-based compensation expenses	-	-	79	-
Employees ESOP related costs	-	3	-	8
Amortization of intangible assets related to acquisition	11	61	33	232
Change In Fair Value of Convertible Debentures	505	686	1,037	4,095
Non-GAAP Net income	$950	$599	$1,555	$1,104

Non-GAAP Net income used for basic earnings per share	950	599	1,555	1,104
Intrest expenses on convertible debentures used as diluted adjustment	9	23	70	72
Non-GAAP Net income used for diluted earnings per share	$959	$622	$1,625	$1,176

Shares used in diluted earnings per share calculation	11,040	11,877	11,136	11,929

Non-GAAP diluted earnings per share	$0.09	$0.05	$0.15	$0.10

Reconciliation of Net Income to Adjusted EBITDA:

Net income (loss)	$434	$(151)	$406	$(3,231)

Interest Expenses	9	23	70	72
Taxes on Income	4	(1)	5	2
Depreciation and amortization expenses	64	135	195	461
Non Cash Stock-based compensation expenses	-	-	79	-
Change In Fair Value of Convertible Debentures	505	686	1,037	4,095

Adjusted EBITDA	$1,016	$692	$1,792	$1,399

Adjusted EBITDA Margin	19%	12%	11%	8%